Via EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	The National Security Group, Inc. - Form 10-K for Fiscal Year Ended December 31, 2009 (File No. 000-18649)

Dear Mr. Rosenberg:

This will respond to the following comment set forth in your letter dated December 15, 2010, regarding our above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 Form 10-K").

Report of Independent Registered Public Accounting Firm, Page 44

1.           The audit report of Warren, Averett, Kimbrough & Marino, LLC references the report of another auditor for the year ended December 31, 2008.  Please file this report as reissued by the other auditor as required by Rule 2-05 of Regulation S-X.

Summary

We have reviewed Rule 2-05 of Regulation S-X and discussed this comment with our Audit Committee and current audit firm, Warren, Averett, Kimbrough & Marino, LLC, of Birmingham, Alabama, a registered public accounting firm ("WAKM").  We have also requested our predecessor auditor, Barfield, Murphy, Shank & Smith, P.C., of Birmingham, Alabama, a registered public accounting firm ("BMSS"), to reissue its report on our 2008 consolidated financial statements as requested in your comment.  BMSS has advised us that it believes that it is unable to reissue its report because it is no longer independent.  Rule 2-05 requires the registrant to file the separate report of another accountant when the principal accountant makes reference to the work of the other accountant in the principal accountant's report on its examination of the registrant's consolidated financial statements.  In order to comply with Rule 2-05 of Regulation S-X, we propose to file an amendment to our 2009 Form 10-K that will include, in addition to the WAKM report on our consolidated financial statements and schedules for the year ended December 31, 2009, a copy of the report of BMSS, dated March 27, 2009, together with our consolidated financial statements referenced therein (being the consolidated financial statements for the years ended December 31, 2008 and 2007, notes thereto and related schedules).  The report of BMSS will bear its original date and a legend that it is a copy of the original report and has not been reissued.  The WAKM opinion dated March 26, 2010, and the consolidated financial statements, notes and schedules referenced therein will not be amended (except to correct an error in the referenced date of the BMSS opinion).

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Background and Discussion

Our consolidated financial statements for the year ended December 31, 2008, were audited by BMSS.  We filed a Current Report on Form 8-K with the SEC on December 23, 2008, to disclose that we intended to dismiss BMSS as our auditor for years following the 2008 fiscal year and that we had no disagreements with BMSS as to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.  A copy of a letter from BMSS confirming the disclosure was included as an exhibit to the Form 8-K.  On the same date, we filed a separate Current Report on Form 8-K to disclose that we intended to appoint WAKM as the auditor for our consolidated financial statements for the 2009 fiscal year and that we had no consultations with WAKM during the preceding two years regarding the matters described in Item 304(a)(2) of Regulation S-K.

BMSS audited our consolidated financial statements for the year ended December 31, 2008, and we included the audit report of BMSS, dated March 27, 2009, on our consolidated financial statements for the years ended December 31, 2008 and 2007, in our Annual Report on Form 10-K for the year ended December 31, 2008.  In July 2009, we became a party to certain litigation involving the sale (in 2007) of our investment in a 50% owned subsidiary, Mobile Attic, Inc.  As disclosed in Part II, Item 1 of our most recent Quarterly Report on Form 10-Q (quarter ended September 30, 2010), we and the other then shareholders of Mobile Attic, Inc. sold 61% of its outstanding stock to Bagley Family Revocable Trust pursuant to a Stock Purchase Agreement executed in April 2007.  Under the terms of the Stock Purchase Agreement, the sellers made certain warranties regarding the financial condition of Mobile Attic, Inc. and agreed to jointly and severally indemnify purchaser for damages resulting from any breach of those warranties.  BMSS was our auditor and also performed a separate audit of Mobile Attic, Inc. for the years ended December 31, 2006 and 2005.

On January 9, 2009, Bagley Family Revocable Trust filed a complaint against the other sellers of the stock of Mobile Attic, Inc. that included, among other claims, a claim for damages resulting from a breach of certain warranties regarding the financial statements of Mobile Attic and regarding the financial condition of Mobile Attic, Inc.  The purchaser did not name us in its complaint, but notified us of its claim for indemnity against us by separate letter in February 2009.  We requested documentation supporting the indemnity claim in response to the letter; no documentation was provided.  In July 2009, we filed a complaint in intervention in the Mobile Attic litigation requesting the Court to find that we are not liable for indemnity under the Stock Purchase Agreement.  Our complaint also included a third party claim against BMSS for indemnity against liability sustained by us in the Mobile Attic transaction, if any, as a result of the negligence of BMSS in its audit of the financial statements of Mobile Attic, Inc.  In August 2010, we amended our complaint to dismiss our claim against BMSS without prejudice and BMSS has agreed to toll the statute of limitation as of the date of filing of our complaint.  As indicated in our prior disclosure, the litigation is still in the discovery stage and we are unable to predict its outcome.

We requested BMSS to reissue its audit report on the 2008 consolidated financial statements in connection with our preparation of the 2009 Form 10-K and in connection with your comment.  BMSS has taken the position that it is not able to reissue its audit report on our 2008 consolidated financial statements because it is no longer independent due to our adverse positions in the Mobile Attic litigation.

We believe that BMSS was independent at the time it issued its audit report, dated March 27, 2009, with respect to our consolidated financial statements for the year ended December 31, 2008.  Our decision to intervene in the Mobile Attic litigation was made, and our claim against BMSS as the auditor of Mobile Attic, Inc. was first asserted, three months after the date of BMSS's audit report (March 27, 2009).  According to Section 4830.7 of the SEC Division of Corporate Finance - Financial Reporting Manual (October 1, 2010), an auditor that is subsequently determined to be no longer independent may reissue previously issued reports so long as it was independent at the time of the original issuance of the report if no post-audit work is performed when the accountant is independent.  We have made BMSS aware of this provision but BMSS has not changed its position as of the date of this letter.

We have discussed this situation with our Audit Committee and our audit partner at WAKM.  We understand that WAKM believes its reference to the BMSS audit of our 2008 consolidated financial statements should not require the predecessor auditor to perform any post-audit procedures because there were no significant reclassifications or restatements in the 2008 consolidated financial statements presented in our 2009 Form 10-K.  WAKM was able to perform such audit procedures as it deemed necessary to issue its report on the 2009 consolidated financial statements and received cooperation from BMSS in making inquiries and reviewing workpapers associated with BMSS’s audit of our 2008 consolidated financial statements.  BMSS has not withdrawn their prior opinion but they believe they are unable to provide an opinion on 2008 consolidated financial statements (only) as presented in our 2009 Annual Report on Form 10-K because they are now no longer independent.   Accordingly, we propose to include in the amendment to the 2009 Form 10-K a copy of the BMSS report with its original date together with copies of the consolidated financial statements, notes and schedules referenced therein.  We understand that AU Section 530.06 provides that the use of the original date in additional copies of a previously issued report removes any implication that records, transactions or events after that date have been examined or reviewed and that in such cases, the independent auditor has no responsibility to make further investigation or inquiry as to events which may have occurred during the period between the original report date and the date of the release of the additional report.

Rule 2-05 of Regulation S-X requires only that a copy of the report of the other auditor referenced by the principal accountant be filed with the report on the examination by the principal accountant.  We propose to include a legend that the report is a copy and has not been reissued on the face of the report of BMSS filed in the amendment to the Form 10-K/A.

We have provided BMSS a copy of a draft of the Form 10-K/A as required in our engagement letter.  We have also provided WAKM a copy of the proposed draft of the Form 10-K/A.  Neither BMSS nor WAKM is required to consent to the filing of their reports because they will not be incorporated into a registration statement filed under the Securities Act of 1933.  We understand that the consent of BMSS and WAKM will be required if we file a registration statement that incorporates their reports by reference.

The proposed amendment to the 2009 Form 10-K/A will not include any information that has not been disclosed in a previously filed report with the SEC.  We are prepared to file the amendment to the 2009 Form 10-K as herein proposed if you feel it will be responsive to your comment.

In accordance with the requirements of your letter, we acknowledge that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to the attention of the undersigned at the above address or by telephone at (334) 897-2273, Ext. 241, or by facsimile at (888) 227-9693.

The National Security Group, Inc.

By: /s/ Brian R. McLeod
Brian R. McLeod Chief Financial Officer